UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2021

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The information contained in this report is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (333-228465).

Ability Inc. (the “Company”) hereby notifies that on October 5, 2021, a claim was filed against the Company for a total of NIS 629,378 ($193,953 based on the exchange rate of $1.00 / NIS 3.245 in effect as of October 6, 2019), in respect of a financial debt claimed for legal services against the Company, the Company’s subsidiaries Ability Computer Software Industries Ltd. and Ability Security Systems Ltd., Mr. Anatoly Hurgin, Mr. Alexander Aurovsky, and Ability Limited (not a subsidiary).

The Company is examining the lawsuit’s alleged claims, as well as its implications, in light of the ongoing proceedings held before the Tel Aviv District Court as part of a request to delay proceedings for the purpose of formulating a debt settlement under the Insolvency and Economic Rehabilitation Law (Amendment No. 4 – Temporary Order – New Corona Virus) 2021, as stated in the immediate report dated July 14, 2021 (reference number: 2021-01-117075), presented as a reference in this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

Date: October 6, 2021	By:	/s/ Evyatar Cohen
Evyatar Cohen
Chief Financial Officer

2